

VIA FACSIMILE AND U.S. MAIL

June 2, 2009

Techia Brewer
Chief Financial Officer
Cardinal Ethanol, LLC
1554 N. County Road 600 E.
Union City, Indiana 47390

> **RE:** **Cardinal Ethanol, LLC**
> **Form 10-KSB for Fiscal Year Ended September 30, 2008**
> **Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and**
> **March 31, 2009**
> **File No. 0-53036**

Dear Ms. Brewer:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Description of Business, page 5

2. Considering the nature of your future raw materials and end products, it appears that relevant market data concerning your future basic inputs and outputs, will make the disclosures about your developing business more meaningful to readers, because such information will provide more context. Please provide disclosures showing the relevant market prices of the following items over time, including the years presented:

   - Ethanol;
   - Distillers Grains, by type;
   - Corn;
   - Natural Gas.

Exhibit 31.1 and 31.2

3. Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B, please amend your Form 10-KSB to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please see Compliance and Disclosure Interpretation 246.13, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for additional guidance.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

General

4. Considering that you are in an industry with substantial price volatility in inputs (corn, natural gas) and in outputs, (ethanol, distillers grains), you should consider providing more detailed forward looking information about your business model. With a view to providing readers with a better understanding of the future viability of the business, you should quantify how a range of prices of those inputs and outputs, along with known fees (both fixed and variable) debt service, and other costs will affect your results of operations. Please specifically make reference to the current prices of your inputs and outputs when discussing the range of prices.

5. In future filings, explain how your cost per unit and volumes impact your revenues and costs of revenues. In order to provide a more clear understanding of your revenues and cost of revenues, please present your actual volume and actual price information for each period presented for the following items:

    -   Volume sold and average selling price of ethanol;
    -   Volume sold and average selling price for each type of distiller's grain;
    -   Volume used and average price per bushel of corn;
    -   Volume used and average price of natural gas.

Liquidity and Capital Resources, page 21

6. On page 23, your disclosures indicate that during the term of your loans, you will be subject to certain financial covenants consisting of minimum working capital, minimum net worth, and maximum debt service coverage ratios.   In the future, please disclose the following here or elsewhere in the filing:
    •   The specific terms of any material debt covenants in your debt agreements including but not limited to your minimum working capital, minimum net worth, and maximum debt service coverage ratios;
    •   For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements; and
    •   Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant